UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

LogicMark, Inc.

(Name of the Issuer)

LogicMark, Inc.

Langham Project, LLC

Langham Merger Sub, Inc.

(Name of Persons Filing this Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67091J602

(CUSIP Number of Class of Securities)

Mark Archer

Chief Financial Officer

2801 Diode Lane

Louisville, KY 40299

(502) 519-2419

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

David E. Danovitch, Esq. Joseph E. Segilia, Esq. Michael DeDonato, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 (212) 660-3000	Thomas Poletti Veronica Lah Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92626 (714) 371-2500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by LogicMark, Inc., a Nevada corporation (the “Company”), Langham Project, LLC, a Nevada limited liability company (“Parent”), and Langham Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Filing Persons”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of July 31, 2026 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

The Company proposes to hold a special meeting of its stockholders (the “Special Meeting”) at which stockholders will be asked to consider and vote on (i) a proposal to adopt and approve the Merger Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, upon the closing of the transaction (the “Closing”), Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent, and (ii) a proposal to adjourn the Special Meeting to a later date or dates to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Special Meeting .

At the effective time of the Merger (the “Effective Time”), which will occur upon the filing of the articles of merger with the Nevada Secretary of State (or such later time as specified therein in accordance with the Merger Agreement), each share of common stock, par value $0.0001 per share, of the Company outstanding immediately prior to the Effective Time (other than shares held by the Company, Parent, Merger Sub or their respective affiliates and shares held by stockholders who have properly exercised and perfected dissenters’ rights under the Nevada Revised Statutes) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $1.31 per share (the “Per Share Price”), without interest thereon and subject to applicable withholding. Holders of shares who properly demand payment for their shares in accordance with the Nevada Revised Statutes will instead be entitled to the consideration due to them pursuant to such statutory dissenters’ rights, unless such rights are withdrawn, lost or otherwise fail to be perfected.

In addition, each share of the Company’s Series C non-convertible voting preferred stock issued and outstanding immediately prior to the Effective Time will be fully redeemed, terminated or amended pursuant to the terms of the Merger Agreement.

At the Effective Time, each outstanding Company restricted stock unit (each, a “Company RSU”) that is vested as of immediately prior to the Effective Time, after taking into account any accelerated vesting that is permitted or required in connection with the Merger, will be cancelled and converted into the right to receive, without interest, an amount in cash equal to the number of shares of Company common stock underlying such Company RSU multiplied by the Per Share Price, subject to applicable withholding taxes. Each outstanding Company RSU that is unvested as of immediately prior to the Effective Time will be cancelled as of the Effective Time for no consideration.

At the Effective Time, each outstanding option to purchase shares of Company common stock (each, a “Company Option”), whether vested or unvested, will be cancelled and will entitle the holder to receive a cash payment equal to the excess, if any, of the Per Share Price over the exercise price per share underlying such Company Option, multiplied by the number of shares subject to such Company Option, less applicable withholding taxes, with any such Company Options having an exercise price equal to or greater than the Per Share Price being cancelled for no consideration.

Each warrant to purchase shares of Company common stock (each, a “Company Warrant”) outstanding immediately prior to the Effective Time will be cancelled and will cease to represent a right to acquire shares of Company common stock, and the Company will provide holders of such Company Warrants the opportunity to exercise such Company Warrants or otherwise terminate such Company Warrants prior to the Effective Time in accordance with their terms.

At the Effective Time, each share of Series J Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into shares of Common Stock at a ratio of 1-to-0.976 and be entitled to receive a make-whole payment if the aggregate consideration received for such shares of Common Stock in the Merger is less than $320,000.

From and after the Effective Time, all shares of Company common stock, Company RSUs and Company Options not exercised prior to the Effective Time, and any Company Warrants that are not exercised or otherwise terminated prior to the Effective Time, will be cancelled and cease to exist, and the former holders thereof will thereafter have only the right to receive any applicable consideration in accordance with the Merger Agreement.

Following the completion of the Merger, the Company will survive the Merger as a wholly owned subsidiary of Parent, and the Company’s common stock will no longer be publicly traded.

The Merger constitutes a “going private transaction” within the meaning of Rule 13E-3 under the Exchange Act.

In connection with the Merger, the Company has filed with the SEC a preliminary proxy statement on Schedule 14A (as amended or supplemented from time to time, the “Proxy Statement”), which describes the Merger and related transactions in greater detail. The Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety.

This Schedule 13E-3 is being jointly prepared and filed by the Filing Persons in accordance with the Merger Agreement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the subject company is LogicMark, Inc., a Nevada corporation. The Company’s principal executive offices are located at 2801 Diode Lane, Louisville, Kentucky 40299, and its telephone number is (502) 519-2419.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.0001 par value per share. As of August 11, 2026, 899,759 shares of the Company’s common stock were issued and outstanding.

(c) Trading Market and Price. The information set forth in the Proxy Statement under “IMPORTANT INFORMATION REGARDING LOGICMARK — Market Price of the Common Stock” is incorporated herein by reference.

(d) Dividends. The Company has not declared or paid regular cash dividends on its common stock in recent periods and does not anticipate paying cash dividends in the foreseeable future.

(e) Prior Public Offerings. The Company has not conducted an underwritten public offering of its common stock for cash during the three years preceding the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. During the two years preceding the filing of this Schedule 13E-3, neither the Company nor any of its affiliates purchased shares of the Company’s common stock.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. The Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer of the Company is set forth below.

Name	Position
Chia-Lin Simmons	Chief Executive Officer, President and Director

Mark Archer	Chief Financial Officer, Secretary and Treasurer

Robert Curtis	Director

John Pettitt	Director

Barbara Gutierrez	Director

Carine Schneider	Chair of the Board

The address of each director and executive officer of the Company is c/o LogicMark, Inc., 2801 Diode Lane, Louisville, Kentucky 40299.

The address of each director and executive officer of the Parent and Merger Sub is 2618 San Miguel Dr, #480, Newport Beach, CA 92660.

(b) Business and Background of Entities. The information set forth in the Proxy Statement under “THE PARTIES TO THE MERGER” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “IMPORTANT INFORMATION REGARDING LOGICMARK — Directors and Executive Officers” is incorporated herein by reference.

To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “THE MERGER AGREEMENT—Structure of the Merger,” “THE MERGER AGREEMENT —Effect of the Merger on the Capital Stock of the Company and Parent,” “THE MERGER AGREEMENT — Payment for the Common Stock in the Merger,” and “THE MERGER AGREEMENT — Treatment of Company Equity Awards and Warrants” is incorporated herein by reference.

(b) Consideration. The information set forth in the Proxy Statement under the captions “THE MERGER AGREEMENT — Payment for the Common Stock in the Merger” and “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the captions “THE MERGER AGREEMENT — Treatment of Company Equity Awards and Warrants” and “SPECIAL FACTORS — Interests of Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the caption “RIGHTS OF APPRAISAL” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” and “SPECIAL FACTORS — Certain Effects of the Merger” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under the caption “DEREGISTRATION OF COMMON STOCK” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger,” and “IMPORTANT INFORMATION REGARDING LOGICMARK — Transactions in Common Stock” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “THE MERGER AGREEMENT—Representations and Warranties,” “THE MERGER AGREEMENT—Conduct of Business Pending the Merger,” “THE MERGER AGREEMENT—Other Covenants and Agreements,” “THE MERGER AGREEMENT—Conditions to the Merger,” “THE MERGER AGREEMENT—Termination,” “THE MERGER AGREEMENT— Fees and Expenses,” and “THE MERGER AGREEMENT—Amendments and Modification” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes of the Transaction. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Certain Effects of the Merger” and “DEREGISTRATION OF COMMON STOCK” is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Plans for the Company After the Merger,” “SPECIAL FACTORS — Certain Effects of the Merger,” “DEREGISTRATION OF COMMON STOCK,” and “THE MERGER AGREEMENT — Other Covenants and Agreements” is incorporated herein by reference.

(d) Changes in the Board of Directors or Management. The information set forth in the Proxy Statement under the captions “THE MERGER AGREEMENT” and “SPECIAL FACTORS — Plans for the Company After the Merger” is incorporated herein by reference.

(e) Plans for the Subject Company. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Plans for the Company After the Merger” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Certain Effects of the Merger” and “DEREGISTRATION OF COMMON STOCK” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

Each of the Filing Persons believes that the Merger is fair to the unaffiliated security holders of the Company.

(a) Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Recommendation of the Board and the Special Committee” and “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger,” and “SPECIAL FACTORS — Opinion of Financial Advisor” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions “THE SPECIAL MEETING — Required Vote” and “SPECIAL FACTORS — Certain Effects of the Merger” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Opinion of Financial Advisor” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS —Recommendation of the Board and the Special Committee,” “SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger” and “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

(f) Other Offers. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Opinion of Financial Advisor” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Opinion of Financial Advisor” is incorporated herein by reference.

(c) Availability of Documents. The full text of the fairness opinion of Roth Capital Partners, LLC (“Roth”) dated July 30, 2026, is attached as Appendix B to the Proxy Statement. The fairness opinion of Roth is available for inspection and copying at the Company’s principal executive offices, 2801 Diode Lane, Louisville, KY 40299 during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Financing,” and “SPECIAL FACTORS — Fees and Expenses” is incorporated herein by reference. The funds required to consummate the Merger and the related transactions will be provided by Parent from its internal cash resources.

(b) Conditions. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Financing” and “THE MERGER AGREEMENT — Conditions to the Merger” is incorporated herein by reference. The availability of funds necessary to consummate the Merger is subject to the satisfaction of the conditions set forth in the Merger Agreement.

(c) Expenses. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fees and Expenses” and “THE MERGER AGREEMENT — Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Financing” is incorporated herein by reference. The funds to be used to consummate the Merger are not expected to be borrowed, and no arrangements have been made for financing with any third-party lenders.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION REGARDING LOGICMARK — Security Ownership of Management and Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under the captions “IMPORTANT INFORMATION REGARDING LOGICMARK — Transactions in Common Stock” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

The information set forth in the Proxy Statement under the captions “THE SPECIAL MEETING,” “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger,” and “SPECIAL FACTORS — Opinion of Financial Advisor” is incorporated herein by reference.

(d) Solicitation or Recommendation. Unaffiliated Representatives. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Opinion of Financial Advisor” is incorporated herein by reference.

(e) Recommendation of Others. Approval of Directors. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

Item 13.	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the years ended December 31, 2025 and December 31, 2024 appearing in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (filed with the SEC on March 27, 2026) and the interim financial statements of the Company for the three months ended March 31, 2026 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (filed with the SEC on May 15, 2026), are each incorporated herein by reference. Information may be inspected at and copies of these filings obtained from our website at https://investors.logicmark.com/.

(b) Pro forma Information. Not applicable.

(c) Summary Information. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Financing” is incorporated herein by reference.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Opinion of Financial Advisor” and “THE SPECIAL MEETING — Solicitation of Proxies” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING — Solicitation of Proxies” is incorporated herein by reference.

Item 15.	Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the caption “ADVISORY VOTE ON MERGER-RELATED COMPENSATION” is incorporated herein by reference.

(c) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i)	Notice of Meeting and Preliminary Proxy Statement of the Company (incorporated herein by reference to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on August 14, 2026).
(a)(ii)	Audited Annual financial statements for the years ended December 31, 2025 and December 31, 2024 of LogicMark, Inc. appearing in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (filed with the SEC on March 27, 2026 and incorporated herein by reference).
(a)(iii)	Unaudited Interim financial statements for the three months ended March 31, 2026 of LogicMark, Inc. appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (filed with the SEC on May 15, 2026 and incorporated herein by reference).
(b)	Not applicable.
(c)	Opinion of Roth Capital Partners, LLC, dated July 30, 2026 (incorporated herein by reference to Appendix B to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on August 14, 2026).
(d)	Agreement and Plan of Merger, dated as of July 31, 2026, by and among LogicMark, Inc., Langham Project, LLC and Langham Merger Sub, Inc. (incorporated herein by reference to Appendix A to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on August 14, 2026).
(e)	Not applicable.
(f)	Sections 92A.300 - 92A.500 of the Nevada Revised Statutes of the State of Nevada (incorporated herein by reference to Appendix C to, and the section entitled “RIGHTS OF APPRAISAL” on page 115 of, the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on August 14, 2026)
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

LOGICMARK, INC.

By:	/s/ Mark Archer
	Name:	Mark Archer
	Title:	Chief Financial Officer
	Date:	August 14, 2026

LANGHAM PROJECT, LLC

By:	/s/ Nicholas Kovacvich
	Name:	Nicholas Kovacevich
	Title:	President
	Date:	August 14, 2026

LANGHAM MERGER SUB, INC.

By:	/s/ Nicholas Kovacvich
	Name:	Nicholas Kovacevich
	Title:	President
	Date:	August 14, 2026